

03 SEP 15 AM 7:21



03029988

SUPPL

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, 04. September 2003

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of September 3rd, 2003 concerning " WashTec Sales growth in first half of 2003, result impacted by non-recurring charges from restructuring".

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG
(secretary)

Christine Baisley

9/15


WashTec

PRESS RELEASE

WashTec AG:

- **Sales growth in first half of 2003**
- **Result impacted by non-recurring charges from restructuring**

Augsburg, 3 September 2003 – In the first half of 2003, the WashTec Group increased sales by 5.3 percent year-on-year, to EUR 114.6 million. This development was generated largely by roll-over carwash systems

Due to the non-recurring charges of EUR 13.6 million, which largely arose in the context of the restructuring programme, EBITDA dropped to minus EUR 7.6 million in the first six months of the year. In the first half of 2002, EBITDA was EUR 3.6 million. EBIT was minus EUR 13.3 million (PY: minus EUR 2.3 million) after six months and thus on schedule for the whole of 2003. The net loss for the first half-year 2003 was EUR 12.1, after a loss of EUR 5.1 million in 2002.

The restructuring programme presented at the Annual General Meeting will continue to be implemented as scheduled. The Schöllkrippen site will be closed to the end of Q3 2003. The measures for streamlining the product programme have commenced and the efficiency-raising programme in Service was kicked off.

As at 30 June 2003 the WashTec Group employed 1,614 staff, 38 employees less than at 31 December 2002. The closure of the site and the restructuring measures which have commenced should lead to a scheduled reduction of further positions in the second half of 2003.

The order book developed well in the first half of 2003. The Management Board expects sales for the whole of 2003 to be slightly above the level of the previous year, despite the commencement of the adjustment of the product programme.

WashTec AG
Argonstrasse 7, 86153 Augsburg

Management Board:
Johannes Kehr (Speaker)

Supervisory Board:
Alexander von Engelhardt



The Management Board is confident that the turnaround will be achieved in 2004, as scheduled.

The complete half-year report is available at www.washtec.de with immediate effect.